EXHIBIT 99.1

Kilbourne Graphite Project Advances Through Key Permitting Milestones

Completion of USACE Public Comment Stage Marks Key Step in Federal Review as State and Environmental Workstreams Progress

GOUVERNEUR, N.Y., Sept. 09, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, today announced significant progress across the federal and state permitting programs for its Kilbourne Graphite Project at the Empire State Mine in St. Lawrence County, New York (“Kilbourne”). Kilbourne remains on track toward the Company’s target of commercial-scale natural flake graphite production in 2028.

“Titan is committed to a robust and expeditious permitting and environmental review process in close coordination with regulators and the nearby community,” said Rita Adiani, President and CEO of Titan Mining. “We’re progressing through important federal and state permitting milestones, working with our stakeholders and ensuring we tailor the project to meet environmental regulations. This work is keeping us on target for commercial production in 2028.”

FEDERAL PERMITTING

Kilbourne remains on track under the FAST-41 permitting schedule, with all federal permits targeted for issuance by no later than August 2027.

  Section 404 (Clean Water Act): U.S. Army Corps of Engineers has substantially completed the public comment period on Kilbourne's Section 404 permit application, advancing the Project into the next phase of federal agency review and technical coordination toward a permitting decision.
  Cultural resources: Phase IA archaeological review and Phase IB field investigation plan for federal permits submitted to the New York State Historic Preservation Office.
  Endangered Species Act: Biological field work complete; Biological Assessment being finalized ahead of formal U.S. Fish and Wildlife Service consultation, targeted to begin in October.

STATE PERMITTING

At the state level, the Company has submitted its Joint Application to the New York State Department of Environmental Conservation covering freshwater wetlands and water quality approvals, while advancing the remaining state permitting studies and environmental review in coordination with New York State Department of Environmental Conservation as engineering progresses.

Importantly, ongoing engineering and environmental work continues to reveal opportunities to reduce the potential environmental footprint of the Project. Since April 2026, design optimization has reduced the Project’s wetland impact footprint by approximately 50%. Titan has also selected a hybrid tailings approach, materially reducing the overall tailings footprint and associated wetland impacts. Baseline environmental field work is now substantially complete across the key study areas.

Kilbourne’s strategic, national importance has been recognized through federal support, including participation in the FAST-41 permitting process and support from the Export-Import Bank of the United States (“EXIM”), which has provided $5.5 million for feasibility work and issued a $120 million Letter of Interest in potential project financing.

Kilbourne is designed to produce approximately 40,000 metric tonnes of natural graphite annually, establishing a significant domestic source of a critical mineral essential to U.S. defense, advanced manufacturing and energy storage, while strengthening U.S. supply-chain resilience and reducing dependence on foreign supply.

The project is also expected to generate significant economic benefits for New York’s North Country through construction activity and hundreds of long-term, permanent jobs, reinforcing Titan's role as a major employer in upstate New York and a driver of the region's economic base.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding Kilbourne remains on track toward the Company’s target of commercial-scale natural flake graphite production in 2028; Kilbourne remains on track under the FAST-41 permitting schedule, with all federal permits targeted for issuance by no later than August 2027; Kilbourne is designed to produce approximately 40,000 metric tonnes of natural graphite annually, establishing a significant domestic source of a critical mineral essential to U.S. defense, advanced manufacturing and energy storage, while strengthening U.S. supply-chain resilience and reducing dependence on foreign supply; the project is also expected to generate significant economic benefits for New York’s North Country through construction activity and hundreds of long-term, permanent jobs, reinforcing Titan's role as a major employer in upstate New York and a driver of the region's economic base. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.